September 25, 2006
VIA FEDERAL EXPRESS AND EDGAR SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 6010
Washington, DC 20549
Attention: Jeffrey Reidler, Assistant Director

Re:	Catalyst Pharmaceutical Partners, Inc. Registration Statement on Form S-1 Commission File No. 333-136039
Dear Mr. Reidler:
     We are responding to the comments in your letter to Patrick J. McEnany, Chief Executive Officer of Catalyst Pharmaceutical Partners, Inc. dated September 14, 2006. The comments should be read in connection with the enclosed copy of Amendment No. 2 filed on the date hereof (Amendment No. 2), which has been marked to show changes to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 filed on September 1, 2006. We refer to Catalyst Pharmaceutical Partners, Inc. as the “Issuer” or the “Registrant.” The following responses are made on the Registrant’s behalf.
FORM S-1
Prospectus Summary, Page 3
1.	We note your response to comment 12 and your revised disclosure on pages 4 and 5 of the Prospectus Summary and reissue the comment. As presently drafted, we believe your discussion on your clinical trials is too detailed for proper inclusion in the summary. Instead, your clinical testing disclosure in the Summary should be

Securities and Exchange Commission
September 25, 2006

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limited to a discussion of the extent of testing, such as the drugs, indication(s) and current phase of testing. Please revise your summary section accordingly.

Issuer’s Response

As requested, we have simplified the discussion of our clinical trials in the Summary. We have also updated the data in the second paragraph on page 3 and on pages 43 and 44 based on the 2005 SAMHSA Survey that was issued in early September 2006.
Our Business Strategy, page 6
2.	We note your response to comment 13 and reissue the comment in part. Please balance the discussion of your strategy in the summary with a discussion of obstacles implementing the following stated goals: (i) your plan to acquire or license additional addiction therapies; (ii) your plan to develop a new form of CPP-109; and (iii) your plan to utilize the knowledge, services and relationships of members of your Scientific Advisory Board.

Issuer’s Response

We have added additional bullets to the “Risks Affecting Our Business” on page 6 of the Summary in response to your comment.
“We are a developmental stage company whose limited operating history . . ..” page 10
3.	We note your response to comment 21 and reissue the comment. Please revise the heading of your risk factor to indicate that your company has no products available nor have you ever had any products available for commercial sale.

Issuer’s Response

We have separated this risk factor into two separate risk factors, one of which includes the requested heading.
“We are dependent on a single chemical compound, vigabatrin.” page 11
4.	We note your response to comment 29 and your supplemental response that you do not believe you will lose any proprietary position as a result of publication by academic collaborators of data obtained from clinical studies, and that accordingly you have removed the language to that effect. Please explain to us why you believe you would not lose any proprietary position as a result of publication by academic collaborators of data obtained from clinical studies.

Securities and Exchange Commission
September 25, 2006

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Issuer’s Response

In the case of vigabatrin, the Registrant’s proposed use of this chemical entity is a new use of an existing product. Because vigabatrin has not been approved for use in the United States, the Registrant is obligated to make filings with the FDA with respect to the product as if it were a new chemical entity. Notwithstanding, the product has been approved for use, marketed and used in over 30 countries over the past decade, and vigabatrin and its risk profile has been well documented in the scientific community. Unlike other situations in which academic publication might cause a product to lose potential patent protection, since the primary patents upon which the Registrant relies are already issued, the Registrant does not believe that it will lose any intellectual property rights if academics publish information about the use of vigabatrin in the treatment of addiction.

The Registrant believes that the continued interest in this product by the scientific community will positively impact its product development efforts and the possibility that its product will be approved in the United States for treating cocaine and methamphetamine addiction, which the FDA considers a life-threatening condition for which there is currently no pharmacologic products approved for treatment. As such, the Registrant supports efforts in the scientific community to study vigabatrin’s use in treating addiction.
“We will need to develop marketing, distribution and production capabilities . . ..” page 13
5.	We note your response to comment 25 and reissue the comment. Please identify the manufacturer in this risk factor.

Issuer’s Response

As requested, we have identified the contract manufacturer in the risk factor on page 13.
“We have no experience as a public company, and the obligations incident . . ..” page 15
6.	We note the disclosure relating to the material weakness identified by your independent auditors following completion of your 2005, 2004 and 2003 financial statements. You indicate that the deficiency noted related to your accounting for equity instruments. Please expand your disclosure by indicating what about your accounting for equity instruments was found to be deficient.

Issuer’s Response

We have expanded the risk factor disclosure on page 15 to indicate in what regard the Registrant’s accounting for equity instruments was found to be deficient.

Securities and Exchange Commission
September 25, 2006

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“We may incur substantial costs as a result of litigation or other proceedings . . ..” page 17
7.	You indicate that Ovation announced in April 2006 that they intend to commercialize Sabril for cocaine addiction, which you believe would infringe upon your patent rights. Please expand your disclosure to provide for any conversations or other communications you have held or received from Ovation regarding their April 2006 announcement. If no conversations or other communications have been held or received, please indicate that fact. Additionally, please indicate why you have not yet approached Ovation regarding the April 2006 announcement.

Issuer’s Response
The following sets forth a summary of the Registrant’s discussions with Ovation and knowledge of their product development efforts:
•	In 2004, the Registrant contacted Ovation to discuss the possibility of cross-referencing the safety data for Sabril. While discussions were held, no agreements were reached. At the time, Ovation advised the Registrant that it was focused on seeking approval of an NDA for Sabril for use in treating epilepsy and West Syndrome.

•	In May 2005, the National Institute on Drug Abuse (“NIDA”) announced through publication in the Federal Register (Vo. 70, No. 97, Friday, May 20, 2005) that it was seeking a cooperative research and development agreement (“CRADA”) with a pharmaceutical or biotechnology company to test the hypothesis that vigabatrin may be a safe and effective medication for the treatment of cocaine and methamphetamine dependence. The proposed CRADA was for a Phase I and a Phase II clinical trial to be conducted over a three to five year period. By way of background, a CRADA is not for funding of clinical studies, but rather contemplates the delivery by NIDA of in-kind services with respect to the CRADA partner’s clinical trials.

•	The Registrant filed an application for the CRADA. During the CRADA process, the Registrant became aware (based on discussions with NIDA) that two other parties, Ovation and Reckitt Benckiser Pharmaceuticals, Inc., (“Reckitt”), had filed applications for the CRADA. Reckitt had previously obtained approvals from the FDA for two pharmaceutical products used to treat opioid dependence (Suboxone and Subtex) and already had a sales force marketing to the addiction community. They had developed both drugs under a CRADA. One of the Registrant’s directors and advisors, Charles O’Keeffe, was the former President and CEO of Reckitt.

•	In the summer of 2005, the Registrant and Reckitt had discussions about joining forces with respect to the CRADA. Thereafter, in August 2005, Reckitt and the

Securities and Exchange Commission
September 25, 2006

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Registrant advised NIDA that they intended to join forces to pursue the CRADA. In connection with those discussions, representatives of Reckitt and Mr. O’Keeffe, met with Ovation to discuss the possibility of gaining access to pre-clinical data relating to Sabril. However, Ovation was unwilling to agree to any such cross-referencing.
•	Following these discussions with Ovation, the Registrant requested that NIDA consider not entering into a CRADA with an entity that does not have rights to commercialize vigabatrin as a treatment for cocaine and methamphetamine addition. Based on discussions with Brookhaven and its patent counsel, the Registrant believes that its licensed patents would preclude third parties (including Ovation) from commercializing vigabatrin in the U.S. as a treatment for cocaine and methamphetamine addiction. The Registrant also advised Ovation of this fact. However, in December 2005, NIDA advised Catalyst that the rights to commercialize the product were not a factor that would be considered in the selection of a CRADA collaborator. Further, Ovation advised the Registrant that its clinical testing of vigabatrin to treat cocaine and methamphetamine addiction would not violate Registrant’s patents.

•	The Registrant has been advised that NIDA selected Ovation for the CRADA. However, at this date, almost nine months after these events, the Registrant believes that the CRADA has not yet been entered into based on the fact that: (i) neither NIDA nor Ovation has announced that a CRADA has been signed, and (ii) Ovation’s website continues to make reference, with respect to Sabril, only to Ovation’s plans to seek an NDA approval for Sabril for the treatment of Infantile Spasms (West Syndrome). The Registrant was also advised by a third party who attended the UBS Global Special Pharmaceutical Conference in April 2006 that Ovation publicly stated at the conference that it intended to work with NIDA to develop vigabatrin for the treatment of cocaine addiction. Further, several members of the Registrant’s Scientific Advisory Board are very involved with representatives of NIDA on various projects, and at this time neither the Registrant’s management nor, to the Registrant’s knowledge, the members of the Registrant’s Scientific Advisory Board, have been advised that the CRADA has been signed or that Ovation has taken any steps to pursue clinical trials with respect to the use of vigabatrin to treat cocaine or methamphetamine addiction.

•	The Registrant believes that Ovation’s involvement in clinical trials testing the use of vigabatrin in treating cocaine would not violate Registrant’s licensed patents. However, the Registrant believes that if Ovation were to obtain approval of an NDA for vigabatrin to treat cocaine and/or methamphetamine and seek to commercialize the product for such purposes, it would violate the Registrant’s licensed patents.

Securities and Exchange Commission
September 25, 2006

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The Registrant has reported in its Registration Statement on pages 17 and 24 what it believes to be the material information regarding Ovation:
•	Ovation has indicated an intent to seek to develop Sabril for the treatment of cocaine addiction;

•	The Registrant believes that Ovation’s commercialization of vigabatrin to treat cocaine and methamphetamine addiction would violate its licensed patents and that the Registrant would pursue an infringement claim against Ovation if it seeks to commercialize Sabril for this indication; and

•	The Registrant has notified Ovation of its position regarding the potential infringement.
“If our non-clinical or clinical trials are unsuccessful or significantly delayed . . ..” page 18
8.	We note your response to comment 23 and revisions to several of the risk factors we referenced in our previous comment letter including the risk factor referenced above, and reissue the comment. We believe this risk factor still contains overlapping disclosure and also contains a couple of risks that warrant separate discussion. With respect to overlapping disclosure we note the disclosure contained in the risk factor entitled “There is currently little scientific evidence supporting the use of vigabatrin to treat addiction” on page 10 overlaps with this risk factor as both appear to contain redundant disclosure related to the possibility that CPP-109 may not be found to be safe and effective as well as the fact that you will need to conduct extensive additional studies with respect the CPP-109 product. Please revise this risk factor to eliminate redundant discussions related to those areas.

With respect to the risks that warrant separate discussion, we note the discussion in the fourth paragraph of this risk factor discussing the risks and consequences related to the possibility that you may be unable to demonstrate that CPP-109 is bioequivalent to Sabril. Please present your discussion regarding that risk as a new separate risk factor discussion. Similarly, your discussion in the fifth paragraph relating to difficulties in conducting your clinical trials due to the nature of the addiction mechanism and the resulting target patient population warrants discussion in a new separate risk factor. Please revise your risk factor section accordingly.

Issuer’s Response

We have made the changes that you requested on pages 10 and 19.

Securities and Exchange Commission
September 25, 2006

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“If the FDA does not accept an NDA from us based on the results of our Phase II . . ..” page 19
9.	You indicate in this risk factor that “if the results of our Phase II clinical trial in the United States are compelling, we may elect to file an NDA on the basis of this study and seek FDA review under its accelerated approval process.” This disclosure is confusing because later in the risk factor you indicate that [e]ven if your Phase II trial is successfully completed, “the FDA will not likely accept an NDA on the basis of a single study or review the NDA under the accelerated approval process.” Why would you submit an NDA based on a single study if it is likely to be rejected by the FDA? Please explain or revise your disclosure accordingly.

Issuer’s Response

The Registrant believes, based on the advice of its regulatory counsel, that in light of the unmet medical need associated with the treatment of cocaine and methamphetamine addiction, that if the data from the Registrant’s U.S. Phase II clinical trial are sufficiently compelling, it may be possible for the Registrant to submit an NDA for CPP-109, and that such NDA may be accepted for filing and approved. This may particularly be the case if the results from Phase II study being conducted in Mexico are also compelling. See response to Comment 16. Such approval may involve referral of the matter to an FDA advisory panel, or it may be an approval with required follow-up post-NDA approval clinical testing. As a result, the Registrant intends, if the data from its Phase II U.S. clinical trial are sufficiently compelling, to submit an NDA for CPP-109 based upon this single study. In that regard, the Registrant believes, after discussion with its regulatory counsel, that other NDA’s relating to pharmaceutical products developed to meet unmet medical needs have been approved in this manner.

Notwithstanding, even if the data from the U.S. Phase II clinical trial are compelling, the FDA may not accept for filing an NDA submitted by the Registrant based on the Phase II data, or even if such NDA is accepted for filing it may not be approved. As a result, the Registrant makes clear in its disclosure that even though it intends to seek to file an NDA if the data from its U.S. Phase II clinical trial are compelling, it is most likely that a Phase III clinical trial will be required to be completed before an NDA for CPP-109 will be considered for approval by the FDA.
“We are effectively controlled by our Chairman and Chief Executive Officer . . ..” page 22
10.	Please revise your risk factor heading to reflect the potential adverse effect of control by your Chairman and Chief Executive Officer, such as his ability to significantly influence or exert control over the outcome of most stockholder actions, including the entrenchment of management and the election of all directors.

Securities and Exchange Commission
September 25, 2006

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Issuer’s Response

We have added the requested language to the risk factor heading on page 22.
“You will experience immediate and substantial dilution as a result of this . . . .” page 23
11.	We note your response to comment 36 and the inclusion of a cross-reference directing your readers to the Dilution section to obtain more information on how they will experience immediate and substantial dilution as a result of your current proposed offering and reissue the comment. Cross-references to other sections of the document should be avoided because your reader should be able to obtain descriptions of a particular risk and the specific and immediate effects by reading the disclosure contained in the risk factor section. Please revise this risk factor to explain that investors who purchase shares will:
a.	Pay a price that substantially exceeds the value of your assets after subtracting its liabilities; and

b.	Contribute ___% of the total amount to fund the company but will only own ___% of the outstanding share capital and ___% of the voting rights.
Issuer’s Response

We have added the requested language to the risk factor on page 23.
“Our business may require additional capital,” page 23
12.	We note your response to comment 19 and your revised disclosure, including the new risk factor entitled “Our business may require additional capital” on page 23. Previously we sought for you to add a risk factor concerning your need for additional capital and to have that risk factor placed in close proximity to the risk factor discussion regarding the dilution consequences of you raising additional capital. Based on the revisions you have provided, however, it appears that your new risk factor regarding your need to raise additional capital is more appropriate for placement after the first risk factor entitled “We are a developmental stage company whose limited operating history makes it difficult to evaluate our future performances” on page 10 of your risk factor. Please revise your risk factor section accordingly.

Issuer’s Response

As requested, we have moved the risk factor to page 10.

Securities and Exchange Commission
September 25, 2006

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Use of Proceeds, page 26
13.	We note your response to comment 43 and reissue the comment in part. Please state the approximate dollar amount for each of general corporate purposes you list in this section.

Issuer’s Response

We continue to believe that the disclosure contained in Amendment No. 1 regarding Use of Proceeds was the material information required to be included therein. As a starting point, we are only allocating to general corporate purposes approximately $1.5 million, which is less than 5% of the anticipated net proceeds of the offering. Further, we believe that the material disclosure required to be contained in Use of Proceeds relates to the funds that are being allocated for clinical studies and how far the Registrant believes such proceeds will allow it to go in its product development efforts. In that regard, we believe that the Use of Proceeds section in Amendment No. 1 as filed sets forth the information required to be included in Use of Proceeds.

As a result, we request that the Staff reconsider Comment No. 13.
Dilution, page 29
14.	We note your response to prior comment 45 but continue to believe that you need to disclose the historical net tangible book value and related per share amount as of the most recent historical balance sheet date with separates lines for the effects of all conversions of preferred stock subsequent to the balance sheet date. Refer to Item 506 of Regulation S-K.

Issuer’s Response

Based upon my discussions of September 18, 2006 with Todd Sherman of your office, we have added on page 30 the historical net tangible book value and related amounts as of the most recent historical balance sheet date with a bridge to the pro forma effect of the private placement completed in July 2006, the issuance of shares in July 2006 to the Registrant’s scientific advisors and the conversion of outstanding preferred stock into common stock upon the completion of the offering.
Management’s Discussion and Analysis, page 33
15.	We note your response to comment 25 and your supplemental response indicating that the material terms of your agreement with your contract manufacturer has been added to the Management’s Discussion and Analysis section and further that a cross reference has been added to the text on page 53 of your Business section. First, please note that description of material agreements should be provided for in

Securities and Exchange Commission
September 25, 2006

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the text of the Business section as opposed to the Management’s Discussion and Analysis section or in a footnote. Second, we do not believe your description of the contract manufacturing agreement as currently drafted adequately provides the material terms of the agreement. For example, you do not disclose the identity of the contractor or when the agreement expires. Additionally, you do not indicate if there are any renewal, indemnification or termination provisions. You should also add disclosure regarding your rights and obligations under the agreement. In that regard, please revise your Business section to provide all the material terms of the manufacturing agreement.

Issuer’s Response

We have added the terms of the Registrant’s agreement with its contract manufacturer to the Business section at pages 55 and 56, including the additional terms that you requested.
Our Business, page 40
Overview, page 40
16.	We note your response to comment 37 and your supplemental response that you have been advised by the FDA in writing that the FDA may consider the Mexican study as a clinical support for an NDA filing by you. Please revise your document to provide the information you provide in your supplemental response to us. Please also provide disclosure indicating under conditions the FDA may consider the Mexican study in support of an NDA. Please also revise your document to add appropriate caveats, such as (i) the FDA still requiring you to conduct further testing in the U.S. in support of the NDA; and (ii) the FDA may not consider the Mexican study as a clinical support for an NDA and as a result you may have to conduct all new testing in the U.S. prior to submitting an NDA. Please also provide us with a copy of the NDA letter advising you that the FDA may consider the Mexican study as a clinical support for an NDA filing by you.

Issuer’s Response

The Registrant was advised by the FDA in the official minutes of a meeting between the Registrant and the FDA held on March 2, 2006 that the FDA would accept the proposed Mexican study as pivotal support for an NDA if such study is conducted under Good Clinical Practice Guidelines. We have clarified the text on page 49 to clarify risks associated with whether the FDA will consider the Mexico study in its review of any NDA that the Registrant may be permitted to file. We have also clarified in the text that it is the Registrant’s understanding that its U.S. clinical trials will primarily form the basis of any NDA it might be permitted to file.

Securities and Exchange Commission
September 25, 2006

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A copy of the minutes of the March 2, 2006 meeting between the Registrant and the FDA is being provided to the Staff supplementally under separate cover.
17.	We note your response to comment 50 and reissue the comment in part. Please indicate how the Fast Track status facilitates the drug development and regulatory review process.

Issuer’s Response

We have added language to pages 4 and 42 that indicates how Fast Track status facilitates drug development and the regulatory review process.
Our Clinical Research, page 45
18.	We note your response to comment 51 and your supplemental response regarding the reasons you believe no Phase I study is required. Please provide similar disclosure in your document. Additionally, please indicate how you plan to provide the FDA with evidence sufficient to demonstrate that CPP-109 is safe if you do not conduct a Phase I clinical trial.

Issuer’s Response

As stated in my letter dated September 1, 2006, the Registrant believes that it may not be required to conduct a traditional Phase I trial with respect to safety or the VFD issue because Sabril has been on the market for many years outside the United States, has been well tolerated in its use, and, except for the issues of VFD’s, which have been widely reported on by the scientific community, has shown no significant adverse side effects. The Registrant expects that as part of its clinical and non-clinical development of CPP-109, it will need to conduct one or more Phase I-type studies. While the scope of the required trials are uncertain, studies will likely be required regarding pharmacokinetics, cardiac function, drug-drug interaction and the effect of the drug in certain special populations.

These studies will be conducted during the pendancy of the Registrant’s Phase II clinical trial and/or thereafter. The Registrant does not believe that the FDA will delay its U.S. Phase II trial due to the fact that a Phase I trial has not yet been conducted. In fact, the Registrant is aware that the FDA has previously approved a Phase II clinical trial without a preceding Phase I trial for an investigator (Dr. Eugene Somoza, a Professor at the University of Cincinnati) seeking to test the use of vigabatrin in treating cocaine addiction. However, such study did not move forward because of NIDA funding issues.

The Registrant has added language on pages 19, 27 and 48 regarding these matters. It has also made clear that the funds required to complete any required Phase I studies are included within the use of proceeds from this offering.

Securities and Exchange Commission
September 25, 2006

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19.	Please add disclosure that you have also allocated funds from the proceeds of this offering for other clinical and non-clinical studies that may be required, including, if needed, a Phase I trial for your CPP-109 product.

Issuer’s Response

Please see the response to comment 18.
Clinical Studies That We Support, page 46
20.	We note your disclosure that you believe that the clinical trial that you are currently supporting in Mexico will be considered a Phase II study because it is designed to evaluate the safety and efficacy of vigabatrin as a treatment for cocaine addiction. Please revise your disclosure to provide appropriate disclaimers that the FDA may still require you to conduct a Phase II study in the U.S. as your Mexico study is being conducted in a foreign country under different regulations and standards and without FDA oversight in any respect.

Issuer’s Response

We have added the requested language at page 49.
Pilot Studies, page 47
21.	We note your discussion under the subheading “Results” on page 47 where you discuss the sample sizes for calculating your P values for your pilot studies. Given the small sample sizes and large number of patients who dropped out of the studies, please explain to us how the small sample sizes could effect the reliability of the P values. To the extent you believe the P values are unreliable due to the small sample sizes, please provide additional disclosure to that fact and how and why such numbers could be unreliable in this section as well elsewhere in the document where you provide P value disclosure.

Issuer’s Response

Language has been added on pages 51 and 52 setting forth the Registrant’s belief that because of the small size of the pilot studies and the number of patients who dropped out, the P-values derived from the pilot studies may not be duplicated in larger studies.

Securities and Exchange Commission
September 25, 2006

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Manufacturing, Marketing and Reimbursement, page 53
22.	We note your response to comment 54 and your supplemental response that in order to manufacture CPP-109, you will need to obtain approval of an NDA for CPP-109 and that your contract manufacturer will need to show compliance with cGMP in manufacturing operation. You also indicate that such matters have been disclosed in numerous places in the registration statement. We believe inclusion of the approval requirements in this section will be helpful to investors rather than having them refer to other sections of the document. Please revise your disclosure accordingly.

Issuer’s Response

Disclosure has been added on pages 55 and 56 to address the Staff’s comment.
9. Stock Options Granted, page F-11
23.	We are deferring a final evaluation of stock compensation and other costs recognized until the estimated offering price is specified and may have further comment in this regard when the amendment containing that information is filed.

Issuer’s Response

In accordance with my telephone conversations of this date with Mr. Sherman, the Registrant is hereby providing the Staff with an updated response to Comment No. 23. Based on currently available information, the Registrant believes that if the proposed public offering is completed at the currently anticipated public offering price, of which there can be no assurance, the price range will be between $11 per share and $13.00 per share, and the pre-money valuation of the Registrant will be between $100 million and $120 million. However, because this price range anticipates a forward stock split of the outstanding common stock prior to the offering (and our share issuances to date are stated in this letter at their pre-forward stock split values), for comparative purposes, please be advised that the anticipated pre-forward stock spilt range for the proposed public offering is currently estimated to be between $15.92 per share and $19.10 per share, with the midpoint of the range being $17.51 per share.

To help the Staff in its analysis of the Registrant’s recording of charges relating to its stock-based compensation issued in or relating to fiscal 2005 and for the six months ended June 30, 2006, the Registrant provides the following information:

Securities issued in Fiscal 2005

•	In October 2004, the Registrant entered into a consulting agreement with Jack Weinstein, who is currently the Registrant’s Chief Financial Officer, under which the Registrant agreed to grant Mr. Weinstein a stock option to purchase 150,000 shares of the Registrant’s common stock, vesting 50,000 shares immediately, 50,000 shares in October 2005 and 50,000 shares upon completion of a financing of at least $3 million. The option exercise price of the first two tranches of options was $2.00 per share (which the Registrant believed to be the fair market value of its common and common-equivalent shares on the grant date). The option exercise price of the last tranche of options was to be the price per share at which the $3 million financing was completed (which, as described below, was closed in July 2006 at a common-equivalent stock value of $4.35 per share). At the time that the consulting agreement was entered into, Mr. Weinstein was not a related party.

•	In January 2005, the Registrant entered into a consulting agreement with Charles O’Keeffe, who is currently a senior advisor to and a director of the Registrant, in which the Registrant agreed to issue to Mr. O’Keeffe $2,500 per month in shares of its common stock at a value of $2.00 per share (aggregating 22,500 shares for services through June 30, 2006). On the same date, Mr. O’Keefe was also granted a stock option to purchase 200,000 shares of the Registrant’s common stock at an exercise price of $2.00 per share. On the date of the consulting agreement, which was also the grant date of the stock options, the Registrant believed that $2.00 per share was the fair market value of its common stock. All of the options granted to Mr. O’Keeffe were fully vested upon grant. At the time that the consulting agreement was entered into, Mr. O’Keeffe was not a related party.

Securities and Exchange Commission
September 25, 2006

•	In January 2005, the Registrant needed to raise funds for a clinical trial that it wanted to undertake and for working capital. At the time, the Registrant was in discussions with several institutional funding sources with respect to a possible institutional placement. In its proposed placement, the Registrant was seeking to raise approximately $5 million at a $15 to $20 million pre-money valuation. While this process was ongoing, the Registrant elected to complete a small rights offering to fund its general corporate working capital requirements. The rights offering, which closed on March 4, 2005, raised gross proceeds of $1,084,000 and doubled the number of common and common-equivalent shares outstanding at that date. In order to avoid impacting the proposed valuation of the institutional round, the rights offering was priced at $0.40 per share, which the Registrant believed to be a price having no relation to the then fair value of the Registrant’s equity. As part of the rights offering, the Registrant also doubled the number of options granted to its co-founders, Patrick J. McEnany and Hubert Huckel, M.D., in July 2002, and to Mr. Weinstein, on identical terms to the options previously granted. For your information, the Registrant continued its efforts seeking institutional funding until early in the third quarter of 2005, at which time it abandoned its efforts and determined to move its product development efforts in a direction that would not require this level of funding. The Registrant did not receive any offers for financing as a result of its institutional fundraising efforts.

•	Early in the third quarter of 2005, the Registrant agreed to issue shares of common stock to several members of its Scientific Advisory Board, for services to be rendered by each such person during the second half of 2005 and the first half of 2006. Each of these persons was independent of the Registrant, as they were and still are employed by other parties and could have required payments to be made for their services in cash. While the Registrant committed to issue these shares in mid-2005, the shares were not formally issued until July 2006. The Registrant and the scientific advisors agreed in the contemporaneous correspondence relating to the issuance of these shares that the value of the shares was $2.00 per share, and the following shares were issued:

•	Dr. Stephen Dewey — 3,750 shares per quarter, or 15,000 shares in the aggregate;

•	Dr. Jonathan Brodie — 3,750 shares per quarter, or 15,000 shares in the aggregate;

•	Dr. Robert Fechtner — 5,000 shares per quarter, or 20,000 shares in the aggregate; and

•	Dr. Eugene Laska — 6,250 shares per quarter, or 25,000 shares in the aggregate.

•	In the fall of 2005, the Registrant applied for a cooperative research and development agreement (“CRADA”) with the National Institute on Drug Abuse (“NIDA”). The proposed CRADA would have provided for the delivery by NIDA of in-kind services with respect to the Registrant’s clinical studies, thereby lowering the costs that the Registrant would have to fund for its clinical studies. In the fall of 2005, the Registrant was advised that it had not been awarded the CRADA.

Securities and Exchange Commission
September 25, 2006

Fair value of share-based compensation for fiscal 2005

For fiscal 2005, the Registrant recorded the following stock-based compensation expense:

•	$1,067,750 relating to options granted to non-employees, significantly all of which was recorded in the first quarter of fiscal 2005; and

•	$105,000 relating to shares of common stock due at December 31, 2005 to the Registrant’s scientific advisors and Mr. O’Keeffe.

For accounting purposes, all of this stock-based compensation was valued at $2.00 per share, which the Registrant believes to have been the fair value of its common stock throughout fiscal 2005 and until sometime in the second quarter of fiscal 2006. This would equate for comparative purposes to a value of the Registrant of approximately $10.8 million in the aggregate based on 5.4 million common and common-equivalent shares outstanding at December 31, 2005. The Registrant accounted for all the equity instruments, other than the options issued to its Chief Executive Officer, using variable accounting under EITF 96-18 and accordingly has reflected these instruments at their fair value. The Chief Executive Officer’s options were accounted for using the intrinsic value method in accordance with APB No. 25.

The Registrant’s belief as to the fair value of its securities during fiscal 2005 and at December 31, 2005 was based on its analysis of the fair value of similar entities, its perception as to the investment community’s then view regarding companies seeking to develop pharmacologic treatments for substance abuse and the then early stage of the Registrant’s product development efforts. The Registrant’s view on this issue was also based on its experience (described above) seeking institutional funding and the fact that it was not awarded the CRADA.

Securities issued during the six months ended June 30, 2006

•	In March 2006, the Registrant committed to issue options to purchase 3,000 shares of its common stock at an exercise price of $2.00 per share (which the Registrant believed to be the fair value of its common stock on the date of grant) to Donald Jasinski, M.D., Ph.D., who is now a member of its Scientific Advisory Board, for services. Dr. Jasinski was not a related party when the agreement was reached.

•	In March 2006, the Registrant was granted “Fast Track” status by the FDA with respect to its product candidate, CPP-109. Fast Track status means that, among other matters, the FDA recognizes that cocaine addiction is an unmet medical need for which no pharmacological products are currently available. The receipt of Fast Track status was considered a significant positive step in the Registrant’s product

Securities and Exchange Commission
September 25, 2006

development efforts by the investment community and is an important part of the reason for the increase in the fair value of the Registrant’s common shares between December 31, 2005 and June 30, 2006.

•	Following the receipt of Fast Track status, the Registrant determined that the appropriate next step in its product development efforts would be to undertake a Phase II clinical trial of CPP-109. In order to obtain the funding for this trial, early in the second quarter of 2006 the Registrant began discussions with several investment banking firms, which indicated an interest in assisting the Registrant in obtaining the necessary financing. The Registrant believes that the investment community’s interest in the Registrant had changed since its fiscal 2005 experience due to the following factors:

•	The Registrant’s receipt of Fast Track status for CPP-109 in March 2006;

•	Recent changes in the market’s perception of pharmaceutical companies engaged in the development of products for treating addiction, which have been fueled by several events that occurred in late 2005 the effect of which had filtered into the investment community by the time the Registrant renewed its search for capital early in the second quarter of fiscal 2006. These events were the announcement of the Alkermes, Inc. — Cephalon, Inc. joint venture regarding Vivitrol in June 2005, the follow-on offering in November 2005 by Hythiam, Inc. and the December 2005 initial public offering by Somaxon Pharmaceuticals, Inc.; and

•	The recent substantial interest in scientific circles and in the press about the development of pharmaceutical products to treat addiction (see for example the article from the June 25, 2006 magazine section of the New York Times that was previously provided to the Staff on a supplemental basis).

•	During May 2006, based on its discussions with several investment banks, the Registrant concluded that while there was interest in the investment community regarding a potential private or public financing to raise the funds needed for the Registrant’s product development efforts, such financing was likely to take six to nine months to complete and there was no assurance it would be successful. The Registrant was also aware that it would have to pay the costs of any such financing whether or not it was successful. Further, the Registrant needed working capital to continue the steps preparatory to its proposed Phase II clinical trial.

•	In order to fund these requirements, the Registrant decided to raise short-term working capital, and on June 9, 2006, the Registrant launched a private placement of its securities to raise a minimum of $3 million and a maximum of $5 million for these purposes. This private offering valued the Registrant’s equity (on a pre-money basis) at $30 million. The Registrant sold shares of its Series B Preferred Stock in this offering at a common share equivalent price of $4.35 per share, which the Registrant believed to be the fair market value of the common and common equivalent shares at

Securities and Exchange Commission
September 25, 2006

that date. This private placement was sold directly by the Registrant to its shareholders and to other accredited investors introduced to the Registrant by several of its shareholders, and no commissions or other remuneration was paid in connection with this private placement.

•	The valuation of this private offering was based on the Registrant’s discussions with several of its potential investors and financial intermediaries, as well as on discussions between the Registrant and several of its shareholders who were being asked to consider an additional investment in the Registrant. The valuation also reflected the Registrant’s need to complete this financing quickly. It further reflected the fact that investors in the private placement were being asked to take on significant risk due to the fact that the Registrant would need to complete another significantly larger financing following the private placement in order to achieve its objectives. The placement ultimately closed on July 24, 2006, with the Registrant ultimately raising gross proceeds of $3.3 million from 48 accredited investors, about half of whom were existing holders of the Registrant’s securities. The placement took almost six weeks to complete and required an investment of $500,000 by the Registrant’s Chief Executive Officer to reach the minimum offering.

•	In the spring of 2006, the Registrant was engaged in a search for a Vice President of Regulatory Operations. During that search, the Registrant was introduced to Douglas Winship, who was introduced to the Registrant by a search firm and was not affiliated with the Registrant. In late June 2006, Mr. Winship agreed to join the Registrant. As part of his compensation package, the Registrant agreed to grant Mr. Winship a five-year stock option to purchase 100,000 shares of the Registrant’s common stock at an exercise price of $4.35 per share, which the Registrant believed to be the fair market value of its common stock on the date of grant. These options will vest over several years, with the first tranche of options vesting in July 2007.

•	In early July 2006, the Registrant selected First Albany Capital, Inc. and Stifel Nicolaus & Company, Incorporated as the managers of a proposed initial public offering of the Registrant’s common stock. Based on recent discussions between the Registrant and First Albany, which is acting as the managing underwriter, the Registrant believes that the underwriters are considering valuing the Registrant in the offering at a pre-money valuation of between $100 million and $120 million. However, such pricing has not yet been finalized and reflects their thoughts on valuation prior to the marketing of the securities.

•	The Registrant believes that its proposed pre-money valuation range for its proposed initial public offering is consistent with the valuations of other biopharmaceutical companies at similar points of product development in the public securities market.

•	In September 2006, the Registrant retained Charles W. Gorodetzky, M.D., Ph.D. to act as the Registrant’s Chief Medical Officer. As part of its arrangement with Dr. Gorodetzky, the Registrant agreed to issue to Dr. Gorodetzky five-year stock options

Securities and Exchange Commission
September 25, 2006

to purchase 15,000 shares of the Registrant’s common stock at an exercise price equal to the IPO price.

Fair value of share-based compensation for the first six months of fiscal 2006

The Registrant recorded the following stock-based compensation expense for the six months ended June 30, 2006:

•	$27,750 relating to options granted to non-employees;

•	$90,000 relating to shares of common stock relating to services rendered during the first six months of fiscal 2006; and

•	$123,385 relating to the 52,000 shares of common stock accrued as of December 31, 2005 at $2.00 per share, which has been marked to the then-estimated June 30, 2006 fair value of $4.35 per share.

For accounting purposes, all of this stock-based compensation was valued at $4.35 per share, which the Registrant believes to have been the fair value of its common stock as of June 30, 2006. The Registrant believes that $4.35 was the fair value of its shares based on the following:

•	The arms length, willing buyer — willing seller price paid by third party investors in the Registrant’s private offering;

•	While there is a substantial discount between the potential IPO price of range of $$15.92 and $19.10 (with a midpoint of $17.51) and the value used by the Registrant in recording stock based compensation for the six months ended June 30, 2006 of $4.35, such difference is warranted because of the following:

•	the fair value at June 30, 2006 reflects an appropriate discount in value based on the fact that completion of the public offering could not be assured (in that regard, investors in the private placement were taking on substantial risk that a large financing would not be completed, since the Registrant’s product development efforts would require far more capital than the $3.3 million raised in the private placement); and

•	there is always a substantial discount between public company and private company valuations, and the spread in this case is within the range of what the Registrant and we believe is normal under these types of circumstances.

Based on my discussions with Mr. Sherman, the Registrant has added additional language regarding Stock-based Compensation to its MDA at pages 38 and 39.

Interim Financial Statements
Notes to Financial Statements, page F-18
24.	We note your response to prior comment 65 but it does not appear to us that you have provided the disclosures required by SPAS 123R. Please provide the disclosures required by paragraphs 64, 84 and A240 of SFAS 123(R), Share-Based Payment or demonstrate to us how you currently have the required disclosures included in your interim financial statements.

Securities and Exchange Commission
September 25, 2006

_____________________________
Issuer’s Response

The missing information has been added on page F-20.
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     We look forward to hearing back from you regarding Amendment No. 2 to the Registration Statement. If you have any questions, please feel free to give me a call.